ZIONS BANCORPORATION

November 10, 2011

Dear Ms. Connell:

We have received your comment letter dated November 8, 2011 related to the December 31, 2010 Fiscal Year-End Form 10-K filed March 1, 2011, the March 31, 2011 Fiscal Quarter-End Form 10-Q filed May 10, 2011, and the June 30, 2011 Fiscal Quarter-End Form 10-Q filed August 9, 2011, for Zions Bancorporation (File No. 001-12307). As acknowledged today with Lindsay McCord, we expect to provide our response no later than December 1, 2011.

By:	/s/ Alexander J. Hume
Name:	Alexander J. Hume
Title:	Senior Vice President and Corporate Controller